Exhibit 99.3

CISCO SYSTEMS, INC.

STOCK OPTION ASSUMPTION AGREEMENT

Dear                     :

As you know, on August 15, 2006 (the “Closing Date”), Cisco Systems, Inc. (“Cisco”) acquired (the “Acquisition”) Meetinghouse Data Communications (“Meetinghouse”) pursuant to the Agreement and Plan of Merger by and among Cisco, Hornet Acquisition Corp., and Meetinghouse dated June 30, 2006 (the “Merger Agreement”). On the Closing Date you held one or more outstanding non-qualified stock options to purchase shares of Meetinghouse common stock granted to you under the Meetinghouse 2006 Stock Option Plan (herein referred to as the “Plan”). Pursuant to the Merger Agreement, on the Closing Date, Cisco assumed all obligations of Meetinghouse under your outstanding option (or options). This Stock Option Assumption Agreement (the “Agreement”) evidences the terms of Cisco’s assumption of an option (or options) to purchase Meetinghouse common stock granted to you under the Plan (the “Meetinghouse Option(s)”), and documented by a stock option agreement (or stock option agreements) and any amendment(s) entered into by and between you and Meetinghouse (the “Option Agreement(s)”), including the necessary adjustments for assumption of the Meetinghouse Option(s) that are required by the Acquisition.

The table below summarizes your Meetinghouse Option(s) immediately before and after the Acquisition:

MEETINGHOUSE OPTION			ASSUMED MEETINGHOUSE OPTION
Grant Date	No. of Meetinghouse Shares	Exercise Price per Share	No. of Cisco Shares	Exercise Price per Share

The post-Acquisition adjustments are based on the Option Exchange Ratio of 0.9585507 (as determined in accordance with the terms of the Merger Agreement) and are intended to: (i) assure that the total spread of your assumed Meetinghouse Option(s) (i.e., the difference between the aggregate fair market value and the aggregate exercise price) does not exceed the total spread that existed immediately prior to the Acquisition; and (ii) to preserve, on a per share basis, the ratio of exercise price to fair market value that existed immediately prior to the Acquisition. The number of shares of Cisco common stock subject to your assumed Meetinghouse Option(s) was determined by multiplying the Option Exchange Ratio by the number of shares remaining subject to your Meetinghouse Option(s) on the Closing Date and rounding the resulting product down to the next whole number of shares of Cisco common stock. The exercise price per share of your assumed Meetinghouse Option(s) was determined by dividing the exercise price per share of your Meetinghouse Option(s) by the Option Exchange Ratio and rounding the resulting quotient up to the next whole cent.

Unless the context otherwise requires, any references in the Plan and the Option Agreement(s) to: (i) the “Company” or the “Corporation” means Cisco, (ii) “Stock,” “Common Stock” or “Shares” means shares of Cisco common stock, (iii) the “Board of Directors” or the “Board” means the Board of Directors of Cisco and (iv) the “Committee” means the Compensation and Management Development Committee of the Board of Directors of Cisco. All references in the Option Agreement(s) and the Plan relating to your status as an employee of Meetinghouse will now refer to your status as an employee of Cisco or any present or future Cisco subsidiary.

The vesting commencement date, vesting schedule and expiration date of your assumed Meetinghouse Option(s) remain the same as set forth in the Option Agreement(s) (with the number of shares subject to each vesting installment and the exercise price per share adjusted to reflect the effect of the Acquisition). In accordance with Cisco’s policies the only permissible methods to exercise your assumed Meetinghouse Option(s) are cash, check, wire transfer, or through a cashless exercise program with a Cisco-designated broker. All other provisions which govern either the exercise or the termination of your assumed Meetinghouse Option(s) remain the same as set forth in the Option Agreement(s), and the provisions of the Option Agreement(s) will govern and control your rights under this Agreement to purchase shares of Cisco common stock, except as expressly modified by this Agreement or the Merger Agreement. Upon termination of your employment you will have the applicable limited post-termination exercise period specified in your Option Agreement(s) for your assumed Meetinghouse Option(s) to the extent outstanding at the time of termination after which time your assumed Meetinghouse Option(s) will expire and will NOT be exercisable for Cisco common stock.

To exercise your assumed Meetinghouse Option(s), you must utilize Cisco’s designated broker, the Charles Schwab Corporation (the telephone number is                     ).

Nothing in this Agreement or the Option Agreement(s) interferes in any way with your right and your employer’s right, which rights are expressly reserved, to terminate your employment at any time for any reason. Future options to purchase share of Cisco common stock, if any, you may receive from Cisco will be governed by the terms of the Cisco stock option plan under which such options are granted, and such terms may be different from the terms of your assumed Meetinghouse Option(s), including, but not limited to, the time period in which you have to exercise vested options after your termination of employment.

Please sign and date this Agreement, as soon as possible, and return it to                      in inter-office mail or pdf it in an e-mail to                                                  .

[ACKNOWLEDGEMENT AND SIGNATURE PAGE FOLLOWS]

Until your fully executed Acknowledgment (attached to this Agreement) is received by Cisco’s Stock Administration Department, your Cisco account will not be activated and your assumed Meetinghouse Option(s) will not be exercisable. If you have any questions regarding this Agreement or your assumed Meetinghouse Option(s), please contact Mark Miller at (408)             .

CISCO SYSTEMS, INC.

By:
Mark Chandler
Corporate Secretary

ACKNOWLEDGMENT

The undersigned acknowledges receipt of the foregoing Stock Option Assumption Agreement and understands and agrees that all rights and liabilities with respect to the assumed Meetinghouse Option(s) listed on the table above are hereby assumed by Cisco and are as set forth in the Option Agreement(s) for such assumed Meetinghouse Option(s), the Plan and this Stock Option Assumption Agreement and agrees to the terms as set forth in such Stock Option Assumption Agreement.

DATED: , 2006

- Optionee

Address:

ATTACHMENTS

Exhibit A – Form S-8 Prospectus